Capstone Financial Group, Inc.

8600 Transit Road

East Amherst, NY 14051

October 5, 2015

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn:	William Schroeder
Michael C. Volley

Re:	Capstone Financial Group, Inc.
Comment Letter for Form 10-K (12-31-2014) and Form 10-Q (6-30-2015)
File No. 000-54905

Gentlemen:

We have received and reviewed, and we thank you for, the Staff’s comment letter dated September 10, 2015. Our responses are set forth below. In each case, we precede our response by repeating the Staff’s letter’s comment. Our responses are numbered to correspond with the numbering of the comments in the Staff’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 1A. Risk Factors, page 7

1.	STAFF’S COMMENT: Please revise future filings to explain why you are required to carry your strategic investments at market value as disclosed on page 11. Please provide us with your proposed disclosures.

REGISTRANT’S RESPONSE: To the extent the factual circumstances do not change between now and then, we would propose to use the following disclosures in future filings:

“We carry our strategic investments at market value or, if there is no readily available market value, at fair value as determined by our board of directors in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and the accounting and financial reporting conventions of the investment company industry. Typically, there is not a liquid public market for the securities of the companies in which we intend to invest. Where a liquid public market exists we would simply use market value, but where there is no public market or where the public market is illiquid (with the result that the reported public trading is not a reliable indicator of true value), we will value these securities quarterly at fair value as determined in good faith by our board of directors.

Securities and Exchange Commission October 5, 2015 Page 2

Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Due to this uncertainty, our determinations of the fair value of our trading positions on a given date may be materially understated or overstated compared to the value that we may ultimately realize upon the sale of those positions. Indeed, our determinations might be inaccurate even as of the determination date.

There is no guarantee that we will be able to realize the fair value as evaluated by our Board of Directors upon disposition of the asset.

Given that a large percentage of our assets and net income are based on our fair value figures for Twinlab securities, readers should be especially aware of the risk.”

Item 9A. Controls and Procedures

Internal Controls Over Financial Reporting, page 20

2.   STAFF’S COMMENT: We note that your internal controls over financial reporting were not effective at December 31, 2014 or June 30, 2015. Please tell us and revise future filings to discuss your current plans or actions already undertaken, if any, to remediate the material weaknesses in your internal controls.

REGISTRANT’S RESPONSE: To the extent the factual circumstances do not change between now and then, we would propose to use the following disclosures in future filings:

“Our management concluded that as of [December 31, 2014] our internal control over financial reporting was not effective, and that material weaknesses existed in the following areas as of [December 31, 2014]:

(1) we do not employ full time in-house personnel with the technical knowledge to identify and address some of the reporting issues surrounding certain complex or non-routine transactions. With respect to material, complex and non-routine transactions, management has and will continue to seek guidance from third-party experts and/or consultants to gain a thorough understanding of these transactions;

(2) we have inadequate segregation of duties consistent with the control objectives including but not limited to the disbursement process, transaction or account changes, and the performance of account reconciliations and approval;

(3) we have ineffective controls over the period end financial disclosure and reporting process caused by reliance on third-party experts and/or consultants and insufficient accounting staff; and

Securities and Exchange Commission October 5, 2015 Page 3

(4) we do not have a functioning audit committee of the Board of Directors and our Board of Directors, in its performance of the functions generally associated with audit committees, lacks a majority of (indeed, lacks any) independent members and lacks a majority of (indeed, lacks any) outside directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls, approvals and procedures.

To attempt to remediate these material weaknesses, we have increased (and plan to enhance) our use of external accounting services, adopted policies to improve timely reviews by management and coordination with accounting consultants, and engaged corporate and securities legal counsel with better capabilities than our previous provider’s, and we plan to add financial department employees as our resource priorities allow. We believe these actions will continue to improve items (1), (2) and (3) noted above.”

Note 2 – Summary of Significant Accounting Polices, page 38

3.   STAFF’S COMMENT: It appears you are using the fair value option to account for your investment in Twinlab common stock. If so, please revise future filings to disclose the reasons you elected the fair value option and the percentage ownership of Twinlab. Refer to ASC 825-10-50-28 and 29 for guidance. Please provide us with your proposed disclosures.

REGISTRANT’S RESPONSE: To the extent the factual circumstances do not change between now and then, we would propose to use the following disclosures in future filings (please note that since December 31, 2014, Capstone’s ownership percentage of Twinlab’s outstanding common stock has declined significantly):

“Investments primarily comprise strategic, non-controlling equity ownership interests in privately held businesses or public companies with very illiquid trading markets. These strategic investments are accounted for at fair value as determined by internal valuation guidelines and/or outside appraisals as there are no readily ascertainable fair market value prices in accordance with the FASB ASC 946-10-15-4 through 15-9. Because the Company follows the financial accounting and reporting conventions of the investment company industry, it reports investments at estimated fair value.

As of [December 31, 2014,] Capstone owned less than [20%] of Twinlab’s outstanding common stock.”

We would also continue to use the following Basis of Presentation paragraph in the condensed financial statements:

“The accompanying financial statements have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and the accounting and financial reporting conventions of the investment company industry.”

Securities and Exchange Commission October 5, 2015 Page 4

Form 10-Q for the Quarterly Period Ended June 30, 2015

Financial Statements

Note 4 – Fair Value Measurements, page 8

4.   STAFF’S COMMENT: We note your disclosure that you use the Black-Scholes and Monte Carlo valuation models. Please revise future filings to more clearly describe the valuation technique you use (e.g. – Black-Scholes, Monte Carlo, etc.) for each significant class of derivative measured at fair value on a recurring basis. Refer to ASC 820-10-50-2bbb for guidance. Please provide us with your proposed disclosures.

REGISTRANT’S RESPONSE: We would propose to use the following format for disclosures in future filings (inserting the applicable indicated values, of course):

	Quantitative Information about Level 3
	Fair Value Measurements at June 30, 2015

	Fair Value	Valuation Technique	Unobservable Inputs	Range
Assets

Common Stocks	$10,649,197	Recent sales		Nov 2014 – [Aug 14], 2015

2014 Call Options	1,138,860	Black-Scholes	Duration Risk rate Volatility	0.5 – 1.5 years 0.13 – 1.07% 43 – 45%

Series B Warrants	2,366,784	Black-Scholes	Duration Risk rate Volatility	0.5 – 1.5 years 0.13 – 1.07% 43 – 45%
Total assets held at fair value	$14,154,841

Liabilities
Third-Party Call Options	$621,977	Black-Scholes	Duration Risk rate Volatility	2.7-2.9 years 0.13 – 1.07% 43 – 45%

Contingent Call Options	225,599	Monte Carlo	Duration Volatility Risk rate EBITDA Correlation	0.5 – 1.5 years 80 – 90% 0.472% 0.25
Total liabilities held at fair value	$847,576

Securities and Exchange Commission October 5, 2015 Page 5

5.   STAFF’S COMMENT: We note your disclosure of significant unobservable inputs on page 9. Please revise future filings to disclose quantitative information in a tabular format about the significant unobservable inputs used in each fair value measurement categorized within Level 3 of the fair value hierarchy at each period end presented. Refer to ASC 820-10-50-2bbb for guidance. Please provide us with your proposed disclosures.

REGISTRANT’S RESPONSE: Noted – see response to Comment 4.

6.   STAFF’S COMMENT: We note your disclosure that changes to any unobservable inputs in isolation would result in fluctuations in the fair value measurements on page 9. Please revise future filings to explain the sensitivity of each fair value measurement to changes in each unobservable input in more detail focusing on the inputs that create the most variability in fair value. Please provide us with your proposed disclosures.

REGISTRANT’S RESPONSE: In addition to a table formatted as described in the response to Comment 4, we would propose to use the following disclosures in future filings:

“The Company often invests in common stocks that are thinly traded where the closing trading price is not considered to be a fair indication of the value for which the Company can sell or buy the common stock. In such cases, the common stock must be analyzed to determine what exit price the Company would receive when liquidating the position. These positions are classified as Level 3 securities.

The significant unobservable inputs used in the fair value measurement of the Company’s Level 3 common stocks are duration and discount rate, recent open market and non open-market transactions. Increases or decreases in any of those inputs in isolation would result in a lower or higher fair value measurement, respectively.

The Company has warrants and call options to purchase common stock in illiquid public companies. Generally, there is no established market for these investments. The Company values these warrants and call options by using a model that takes into consideration the exercise or call price of the warrant or call option, the price of the underlying common stock and the expiration date of the warrant or call option.

The significant unobservable inputs used in the fair value measurement of the Company’s warrants and call options includes the price of the underlying thinly traded common stock, duration and discount rate and volatility. Increases or decreases in the premium-to-parity would result in a higher or lower fair value measurement, respectively.”

7.   STAFF’S COMMENT: On page 9 you disclose that your investment in Twinlab common stock at December 31, 2014 and June 30, 2015 was valued based on subsequent transactions with unrelated third parties. Please provide us a schedule detailing the date, number of shares, price per share, and counterparty for each sale of Twinlab common stock in 2014 and 2015.

Securities and Exchange Commission October 5, 2015 Page 6

Please provide us any other information used to support your valuation of Twinlab common stock at December 31, 2014 and June 30, 2015.

REGISTRANT’S RESPONSE: The following table sets forth the date and number of shares for each sale of Twinlab common stock by Capstone in 2014 and 2015. All 60 of the 2015 sales were for $0.76 per share (or per unit). The one sale in 2014 was for $2.29 per share. In each case, the sale was a face-to-face (not open-market) transaction with one or more unrelated accredited investors.

We also took into consideration that the volume of shares in these transactions significantly exceeded the number of TLCC shares sold in arms-length transactions over the same period, whether in (non-$0.76) issuer transactions or in open-market trading.

Trade Date	Number of Shares

11/8/2014	436,681
3/23/2015*	66,000
3/26/2015*	131,579
3/23/2015*	460,526
3/23/2015*	263,158
3/26/2015*	263,158
3/27/2015*	52,631
3/30/2015*	131,500
3/30/2015*	79,000
3/30/2015*	39,736
4/2/2015*	32,895
3/27/2015*	296,052
3/26/2015*	78,947
3/26/2015*	26,315
4/14/2015*	55,000
4/27/2015*	19,736
4/24/2015*	17,000
4/7/2015*	131,579
5/1/2015*	105,263
5/1/2015*	13,158
5/1/2015*	26,315
5/1/2015*	39,473
5/5/2015*	20,000
5/15/2015*	65,789

Securities and Exchange Commission October 5, 2015 Page 7
5/18/2015*	197,368
5/19/2015*	65,789
5/21/2015*	789,474
5/19/2015*	197,368
5/21/2015*	65,789
5/27/2015*	98,684
5/28/2015*	39,473
5/27/2015*	13,157
5/28/2015*	15,789
5/27/2015*	13,157
5/28/2015*	65,789
6/9/2015†	13,157,895
6/11/2015	32,894
6/12/2015	65,789
6/18/2015	17,105
6/20/2015	13,158
6/22/2015	13,157
6/22/2015	43,421
6/23/2015	15,789
6/23/2015	65,789
6/22/2015	13,158
6/29/2015	131,578
6/23/2015	13,157
6/26/2015	13,157
6/26/2015	13,157
6/26/2015	13,157
7/3/2015	26,315
7/7/2015	12,105
7/10/2015	80,000
7/21/2015	50,000
8/6/2015	198,000
8/6/2015	100,000
8/6/2015	100,000
9/17/2015	263,158
9/17/2015	65,789
9/17/2015	52,632
9/24/2015	32,895

* These shares were sold combined, in units, with detachable call options to buy from us one Twinlab common share for a $1.00 exercise price.

† The written contract for sale of these shares has not yet been performed by the buyer. The sale was reported on Form 4 and Schedule 13D soon after the contract date, but was disregarded in the Form 10-Q for the period ended June 30, 2015.

Securities and Exchange Commission October 5, 2015 Page 8

8.   STAFF’S COMMENT: It appears that Twinlab common stock began trading in the OTC Markets PK, under the symbol TLCC on May 7, 2015. You disclose on page 21 that you valued each share of Twinlab common stock at $0.76 at December 31, 2014 and June 30, 2015. Please tell us how you considered the publically available trade data in your fair value measurement at June 30, 2015. If you did not use the publically available trade data in your fair value measurement, please tell us why.

REGISTRANT’S RESPONSE: We considered the public trading data but weighted it only lightly, in view of the relatively small number and volume of reported public trades during the period in comparison to the volume of shares included in transactions with third party accredited investors in non open-market transactions, by both us and Twinlab. We believe the illiquidity in the public market for Twinlab common shares makes the public trading price an unreliable indicator of fair value. For example, in the entire second quarter of 2015, the total trade volume of Twinlab common shares on the OTC was 27,200 shares, significantly below the minimum average daily trade volume criteria (more than 5,000 shares per day) called for by our valuation policy in order to justify valuing a stock at its market price. Therefore we weighted the reported public trading prices ($1.00 to $1.49 per share in the second quarter of 2015), lower than we weighted the transaction price from the sales of common shares to accredited investors in non open-market transactions and we found that our-face-to-face counterparties did not give much weight to the reported public trading prices either.

9.   STAFF’S COMMENT: You disclose on page 18 that you had restricted and unrestricted common shares of Twinlab. Please revise future filings and tell us the significant terms of the restrictions. Please tell us all the facts and circumstances related to the differences in your valuation for restricted and unrestricted shares. Specifically, tell us the amount of the discount on the restricted shares. If you did not have a discount, please tell us how you considered the guidance in ASC 820-10-55-52.

REGISTRANT’S RESPONSE: The “restrictions” are simply those under the Securities Act; we will so state in our future filings. Given the illiquid nature of the public trading market for TLCC stock (even if it is unrestricted) and the fact that TLCC regularly provides current public information within the meaning of Rule 144, we believe that there is minimal difference at this time between the fair market value of the restricted and unrestricted TLCC shares. In addition, we have resale registration rights which we could exercise in order to further eliminate any such distinction when trying to sell any or all of our restricted, versus unrestricted, TLCC shares.

Securities and Exchange Commission October 5, 2015 Page 9

Note 6 – Investments, at Fair Value, page 10

10. STAFF’S COMMENT: We note your summary of changes in fair value amounts of the financial instruments classified within Level 3 for the three and six months ended June 30, 2015 on page 14. Please revise this disclosure in future filings to disclose the information required in ASC 820-10-50-2c in separate line items on a gross basis. For example, you should have separate line items for sales, purchases, settlements/exercises and total gains or losses for the period recognized in earnings. Please provide us with your proposed disclosures and reconcile this information to amounts recognized in your income statement for each period presented.

REGISTRANT’S RESPONSE: We would propose to use the following format for disclosures in future filings (inserting the applicable indicated values, of course):

“The following table includes a roll forward of the amounts for the 6 months ended June 30, 2015 for financial instruments classified within Level 3. The classification of a financial instrument within Level 3 is based upon the significance of the unobservable inputs to the overall fair value measurement.

Level 3 Recurring Fair Value Measurements

For the 6 Months Ended June 30, 2015

	Common Stock	2014 Call Options	Series A Warrants	Series B Warrants	Put Option Liability	Call Option Liability	Total
Fair value January 1, 2015	$8,018,621	$6,644,680	$9,947,368	$4,227,632	$(9,973,684)	$—	$18,864,617
Realized / unrealized gains (losses)
included in earnings	(55)	—	(9,823,026)	(1,860,848)	9,849,013	(847,576)	(2,682,492)
Purchases	5,630,162	—	—	—	—	—	5,630,162
Sales	(2,999,531)	—	—	—	—	—	(2,999,531)
Settlements / Exercises	—	(5,505,820)	(124,342)		124,671	—	124,671
Transfers in and /or out of Level 3	—	—	—	—	—	—	—
Fair value June 30, 2015	$10,649,197	$1,138,860	$—	$2,366,784	$ —	$(847,576)	$13,307,265

Unrealized gains (losses) still held	$10,144,882	$1,138,410	$—	$2,366,784	$ —	$(847,576)	$12,802,500

11. STAFF’S COMMENT: Please revise future filings to disclose the amount of the total gains or losses included in earnings disclosed in your summary of changes in fair value amounts of the financial instruments classified within Level 3 disclosure that are attributable to the change in unrealized gains or losses relating to those assets and liabilities held at the end of the reporting period. Refer to ASC 820-10-50-2c for guidance. Please provide us with your proposed disclosures.

Securities and Exchange Commission October 5, 2015 Page 10
REGISTRANT’S RESPONSE: See response to Comment 10 above.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

12. STAFF’S COMMENT: You disclose on page 17 that you sold 3,976,647 units of Twinlab securities which consisted of one share of unrestricted common stock and a detachable call option to purchase one share of restricted common stock at a strike price of $1.00. The sale price per unit was $0.76. We also note that you valued Twinlab common stock at $0.76 per share during 2015. Please tell us and revise future filings to explain how you determine the pricing of your Twinlab security units considering the combined market value of one share of common stock and a detachable call option appears to be greater than $0.76.

REGISTRANT’S RESPONSE: See our responses to Comments 7 and 8 above. From November 2014 through September 2015 we have sold Twinlab common shares in non open-market transactions to accredited investors at prices ranging from $0.76 to $2.29 per share with the majority of these transactions occurring at or around $0.76 per share – a complete table is presented in the response to Comment 7. In the transactions where we sold, at $0.76 per unit, units consisting of one Twinlab common share and one detachable call option to buy from us one Twinlab common share for a $1.00 exercise price, the detachable call option was valued at $0.11 per call option using a Black-Scholes model and is recorded as “Third-Party Call Option”; see Note 6.

The remaining Twinlab shares in our portfolio have been valued at an estimated fair market value of $0.76 per share which we believe to be a reasonable estimate given the transactions described in the aforementioned paragraph. We will continue to monitor both open-market and non open-market activity in Twinlab common shares and will adjust our estimates of fair value based on current facts and circumstances.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission October 5, 2015 Page 11

If you have any questions or if we can be assistance in your review, please contact me or our counsel, who is Hayden Trubitt of Stradling Yocca Carlson & Rauth, P.C. (htrubitt@sycr.com; (858) 926-3006).

Sincerely,

/s/ Halford W. Johnson

Halford W. Johnson

Chief Financial Officer

cc:	Hayden Trubitt, Esq.
Michael K. Green